Exhibit 12.1

BOARDWALK PIPELINE PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratios)

	For the Six Months Ended June 30,				For the Year Ended December 31,
	2009		2008		2008		2007		2006		2005		2004
Earnings:
Income before income taxes	$72.6		$153.3		$295.0		$228.5		$197.8		$160.5		$81.2
Amortization of capitalized interest	1.1		-		0.5		-		-		-		-
Fixed charges	69.0		61.3		133.7		90.6		66.9		62.1		30.5
Capitalized interest	(7.1)		(23.5)		(72.6)		(26.3)		(1.9)		(0.2)		-
Total earnings	$135.6		$191.1		$356.6		$292.8		$262.8		$222.4		$111.7

Fixed Charges:
Interest expense, net of capitalized interest	$59.7		$36.3		$57.3		$61.9		$62.5		$60.5		$30.4
Capitalized interest	7.1		23.5		72.6		26.3		1.9		0.2		-
Implicit interest in rents	2.2		1.5		3.8		2.4		2.5		1.4		0.1
Total fixed charges	$69.0		$61.3		$133.7		$90.6		$66.9		$62.1		$30.5
Ratio of earnings to fixed charges	1.97	x	3.12	x	2.67	x	3.23	x	3.93	x	3.58	x	3.66	x

For purposes of calculating the ratio of consolidated earnings to fixed charges:

•
“earnings” is the aggregate of the following items:  pre-tax income or loss from continuing operations before income or loss from equity investees; plus fixed charges; plus amortization of capitalized interest; plus distributed income of equity investees; less our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less capitalized interest; less preference security dividend requirements of consolidated subsidiaries; and less the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges; and

•
“fixed charges” means the sum of the following:  interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; an estimate of the interest within rental expense; and preference security dividend requirements of consolidated subsidiaries.  Fixed charges are not reduced by any allowance for funds used during construction.